Exhibit 2.1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Plan of Merger”), dated as of December 20, 2010 is entered into between Swift Corporation, a Nevada corporation (“Swift Corporation”), and Swift Transportation Company, a Delaware corporation (“Swift Transportation”). Swift Corporation and Swift Transportation are hereinafter sometimes collectively referred to as the “Constituent Corporations.”
W I T N E S S E T H :
WHEREAS, Swift Corporation is a corporation duly organized and existing under the laws of the State of Nevada.
WHEREAS, Swift Transportation is a corporation duly organized and existing under the laws of the State of Delaware.
WHEREAS, on the date of this Plan of Merger Swift Transportation has authority to issue one thousand (1,000) shares of common stock, $0.01 par value (“Swift Transportation Common Stock”), of which one thousand (1,000) shares are issued and outstanding.
WHEREAS, as of the effective time of the Merger (as defined below), Swift Transportation shall have authority to issue five hundred million (500,000,000) shares of Class A common stock, $0.01 par value, two hundred fifty million (250,000,000) shares of Class B common stock, $0.01 par value and ten million (10,000,000) shares of preferred stock, $0.01 par value.

WHEREAS, Swift Corporation has authority to issue one hundred sixty million (160,000,000) shares of common stock, $0.001 par value (the “Swift Corporation Common Stock”), of which approximately sixty million, one hundred sixteen thousand, seven hundred thirteen (60,116,713) shares are issued and outstanding, and one million (1,000,000) shares of preferred stock, $0.001 par value, of which zero (0) shares are issued and outstanding.
WHEREAS, the respective Boards of Directors of Swift Corporation and Swift Transportation have determined that it is advisable and in the best interests of each of such corporations that Swift Corporation merge with and into Swift Transportation upon the terms and subject to the conditions set forth in this Plan of Merger and have approved and adopted in all respects this Plan of Merger and the transactions contemplated thereby.
WHEREAS, the respective Board of Directors of Swift Corporation and Swift Transportation submitted this Plan of Merger to their respective stockholders who are entitled to vote on this Plan of Merger and recommended to said stockholders that they vote for adoption of this Plan of Merger and approval of the transactions contemplated thereby, including the Merger.
WHEREAS, the stockholders of Swift Corporation who are entitled to vote on this Plan of Merger have approved this Plan of Merger, by execution of written consents in accordance with Section 78.320 of the Nevada Revised Statutes, and Swift Corporation, the sole stockholder of Swift Transportation, has approved this Plan of Merger by execution of a written consent in accordance with Section 228(a) of the Delaware General Corporation Law.

NOW, THEREFORE, in consideration of the premises and mutual agreements and covenants herein contained, Swift Corporation and Swift Transportation hereby agree as follows:
1. Merger. Swift Corporation shall be merged with and into Swift Transportation (the “Merger”) such that Swift Transportation shall be the surviving corporation (hereinafter sometimes referred to as the “Surviving Corporation”). Appropriate documents necessary to effectuate the Merger shall be filed with the Secretary of State of the States of Nevada and Delaware and the Merger shall become effective on December 21, 2010 at 12:00 p.m. Eastern Standard Time (the “Effective Time”).
2. Governing Documents. The Certificate of Incorporation and By-laws of Swift Transportation shall be amended and restated at the Effective Time in the forms attached as Exhibit A and Exhibit B hereto, respectively.
3. Officers and Directors. The persons who are officers and directors of Swift Corporation immediately prior to the Effective Time shall, after the Effective Time, be the officers and directors of the Surviving Corporation, without change until their successors have been duly elected and qualified in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

4. Succession. At the Effective Time, the separate corporation existence of Swift Corporation shall cease. At the Effective Time (i) all the rights, privileges, powers and franchises of a public and private nature of each of the Constituent Corporation, subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; (ii) all assets, property, real, personal and mixed, belonging to each of the Constituent Corporations; and (iii) all debts due to each of the Constituent Corporations on whatever account, including stock subscriptions and all other things in action; shall succeed to, be vested in and become the property of the Surviving Corporation without any further act or deed as they were of the respective Constituent Corporations. The title to any real estate vested by deed or otherwise and any other asset, in either of such Constituent Corporations shall not revert or be in any way impaired by reason of the Merger, but all rights of creditors and all liens upon any property of Swift Corporation shall be preserved unimpaired. To the extent permitted by law, any claim existing or action or proceeding pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place. All debts, liabilities and duties of the respective Constituent Corporations shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it. All corporate acts, plans, policies, agreements, arrangements, approvals and authorizations of Swift Corporation, its stockholders, Board of Directors and committees thereof, officers and agents which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, agreements, arrangements, approvals and authorizations of the Surviving Corporation and shall be as effective and binding thereon as the same were with respect to Swift Corporation. The employees and agents of Swift Corporation shall become the employees and agents of the Surviving Corporation and continue to be entitled to the same rights and benefits which they enjoyed as employees and agents of Swift Corporation.

5. Further Assurances. From time to time, as and when required by the Surviving Corporation or by its successors or assigns, there shall be executed and delivered on behalf of Swift Corporation such deeds and other instruments, and there shall be taken or caused to be taken by it all such further and other action, as shall be appropriate, advisable or necessary in order to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation the title to and possession of all property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Swift Corporation, and otherwise to carry out the purposes of this Plan of Merger. The officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of Swift Corporation or otherwise, to take any and all such action and to execute and deliver any and all such deeds and other instruments.
6. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof (i) each share of Swift Corporation Common Stock issued and outstanding immediately prior to the Effective Time shall be changed and converted into and shall be one fully paid and non assessable share of Class B common stock of Swift Transportation, par value $0.01 and (ii) each share of Swift Transportation Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and shall cease to exist. Each option to purchase Swift Corporation Common Stock, whether granted under Swift Corporation’s 2007 Omnibus Incentive Plan, as amended and restated, or otherwise (a “Swift Corporation Stock Option”), outstanding immediately prior to the Effective Time shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Swift Corporation Stock Option immediately prior to the Effective Time, the same number of shares of Class A common stock of Swift Transportation, par value $0.01. From and after the Effective Time, all certificates representing shares of Swift Corporation Common Stock shall be deemed for all purposes to represent the number of shares of Swift Transportation common stock as provided for in clause (i) of this Section 6, until the Board of Swift Transportation issues new certificates in respect of such shares.

7. Amendment. The parties hereto, by mutual consent of their respective Boards of Directors, may amend, modify or supplement this Plan of Merger prior to the Effective Time.
8. Termination. This Plan of Merger may be terminated and the Merger and others transactions herein provided for abandoned at any time prior to the Effective Time, if the Board of Directors of either Swift Corporation or Swift Transportation determines that the consummation of the transactions provided for herein would not, for any reason be in the best interests of the Constituent Corporations and the stockholders.
9. Counterparts. This Plan of Merger may be executed in one or more counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.
10. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Plan of Merger.
11. Governing Law. This Plan of Merger shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the choice or conflict of law provisions contained therein.

IN WITNESS WHEREOF, the parties have caused this Plan of Merger to be executed and delivered as of the date first written above.

SWIFT TRANSPORTATION COMPANY
By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Chief Executive Officer

SWIFT CORPORATION
By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]